Exhibit 99.2
SIMS GROUP LIMITED
ABN 69 114 838 630
Preliminary Final Report
given to the ASX under listing rule 4.3A
30 JUNE 2008

Appendix 4E
Preliminary final report
Name of entity
SIMS GROUP LIMITED

ACN or ARBN	Financial year ended
69 114 838 630	30 June 2008
Results for announcement to the market

		A$’000
Revenue from ordinary activities (item 1.1)	Up 38.2% to	7,670,536

Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	Up 81% to	433,162

Profit (loss) from extraordinary items after tax attributable to to members (item 2.5)	(gain) loss of	—

Net profit (loss) for the period attributable to members (item 1.11)	Up 81% to	433,162

		Franked amount per
Dividends (distributions)	Amount per security	security
Final dividend (item 13.4)	75.0¢	23%

Previous corresponding period (item 13.5)	60.0¢	51%

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (item 13.2)	10 October 2008
Brief explanation of any of the figures reported above and any short details of any bonus or cash issue or other item(s) of importance not previously released to the market:
Not applicable

SIMS GROUP LIMITED
      Condensed consolidated statement of financial performance

		Previous
		corresponding
	Current period	period
	30 Jun 08	30 Jun 07
	A$’000	A$’000

1.1 Revenue from ordinary activities (items 1.23 - 1.25)	7,670,536	5,550,897

1.2 Expenses from ordinary activities (item 1.26)	(7,048,905)	(5,171,357)

1.3 Borrowing costs expense	(34,374)	(30,405)

1.4 Share of pre-tax profits from associates and joint venture entities (item 14.1)	64,573	7,030

1.5 Profit (loss) from ordinary activities before income tax expense	651,830	356,165

1.6 Income tax expense on ordinary activities	(218,668)	(116,813)

1.7 Profit (loss) from ordinary activities after related income tax expense	433,162	239,352

1.8 Profit (loss) from extraordinary items after tax (item 2.5)	—	—

1.9 Net profit (loss)	433,162	239,352

1.10 Net profit (loss) attributable to outside equity interests	—	—

1.11 Net profit (loss) for the period attributable to members	433,162	239,352

1.12 Increase (decrease) in revaluation reserves	34,145	40,040
1.13 Net exchange differences recognised in equity	(137,188)	(82,169)
1.14 Other revenue, expenses and initial adjustments recognised directly in equity
Defined benefit plan actuarial gain / (loss) (net of tax)	(7,827)	5,211
Changes in fair value of cash flow hedges (net of tax)	(9,656)	9,121

1.15 Initial adjustments from UIG transitional provisions	—	—

1.16 Total transactions and adjustments recognised directly in equity (items 1.12 - 1.15)	(120,526)	(27,797)

1.17 Total changes in equity attributable to members other than those resulting from transactions with owners in their capacity as owners	312,636	211,555

         Earnings per security

Previous
corresponding
	Current period	period

1.18 Basic EPS	306.0¢	191.6¢

1.19 Diluted EPS	303.0¢	190.5¢

SIMS GROUP LIMITED
Notes to the condensed consolidated statement of financial performance
Profit (loss) from ordinary activities attributable to members

		Previous
		corresponding
	Current period	period
	30 Jun 08	30 Jun 07
	A$’000	A$’000

1.20 Profit from ordinary activities after tax (item 1.7)	433,162	239,352

1.21 Less (plus) outside equity interests	—	—

1.22 Profit (loss) from ordinary activities after tax attributable to members	433,162	239,352

		Previous
		corresponding
	Current period	period
	30 Jun 08	30 Jun 07
	A$’000	A$’000

Revenue and expenses from ordinary activities
1.23 Revenue from sales of goods and services	7,665,591	5,548,520

1.24 Interest revenue	2,876	2,364

1.25 Other relevant revenue	2,069	13

	7,670,536	5,550,897

1.26 Details of relevant expenses
Other income	(51,448)	(8,978)
Raw materials and finished goods included in cost of sales	5,324,584	3,847,254
Freight expense	778,668	540,178
Employee benefits expense	404,873	296,421
Depreciation and amortisation expense	94,557	75,177
Repairs and maintenance expense	126,192	117,993
Other expenses from ordinary activities	371,479	303,312

	7,048,905	5,171,357

Capital outlays

1.27 Interest costs capitalised in asset values	—	—

1.28 Outlays capitalised in intangibles (unless arising from an acquisition of a business)	—	—

Consolidated retained profits

		Previous
		corresponding
	Current period	period
	30 Jun 08	30 Jun 07
	A$’000	A$’000

1.29 Retained profits (accumulated losses) at the beginning of the financial period	420,734	337,840

Adjustment to opening retained profits — Identified Intangibles
1.30 Adjustment	—	(11,647)

1.31 Net profit (loss) attributable to the members (item 1.11)	433,162	239,352

1.32 Actuarial (loss)/gain on retirement benefit obligations (net of tax)	(7,827)	5,211

1.33 Net effect of changes in accounting policies	—	—

1.34 Dividends and other equity distributions paid	(174,712)	(150,022)

1.35 Transfers from/(to) reserves	3,821	—

1.36 Retained profits at end of financial period	675,178	420,734

SIMS GROUP LIMITED
Intangible items

CONSOLIDATED
Current period to 30 Jun 08
Amount (after
			Related outside	tax) attributable
	Before tax	Related tax	equity interests	to members
	A$’000	A$’000	A$’000	A$’000

2.1 Amortisation of intangibles	28,196	—	—	28,196

2.2 Write off of goodwill in joint venture	—	—	—	—

2.3 Total amortisation of intangibles	28,196	—	—	28,196

2.4 Extraordinary items

Details	—	—	—	—

2.5 Total extraordinary items	—	—	—	—

Comparison of half year profits

		Previous
		corresponding
	Current period	period
	A$’000	A$’000

3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	102,235	112,864

3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	330,927	126,488

SIMS GROUP LIMITED
Condensed consolidated statement of financial position

		Previous
	At end of current	corresponding	As in last half-
	period	period	yearly report
	30 Jun 08	30 Jun 07	31 Dec 07
	A$’000	A$’000	A$’000

Current assets
4.1 Cash and cash equivalents	133,487	38,560	42,190
4.2 Receivables	866,101	365,173	404,730
4.3 Inventories	1,010,921	374,289	413,064
4.4 Derivative financial instruments	3,948	14,798	3,174
4.5 Assets classified as held for sale - land and buildings	—	—	—

4.6 Total current assets	2,014,457	792,820	863,158

Non-current assets
4.7 Receivables	2,963	—	—
4.8 Investments accounted for using the equity method	335,826	25,945	249,426
4.9 Property, plant and equipment	950,210	681,846	628,562
4.10 Retirement benefit surplus	—	7,454	7,803
4.11 Deferred tax assets	111,360	64,599	66,584
4.12 Intangibles (net)	1,402,156	626,414	417,180

4.13 Total non-current assets	2,802,515	1,406,258	1,369,555

4.14 Total assets	4,816,972	2,199,078	2,232,713

Current liabilities
4.15 Payables	964,034	379,911	307,038
4.16 Derivative financial instruments	2,463	492	1,235
4.17 Current tax liabilities	131,429	41,374	16,946
4.18 Provisions	28,064	17,809	16,117

4.19 Total current liabilities	1,125,990	439,586	341,336

Non-current liabilities
4.20 Payables	2,270	—	—
4.21 Interest bearing liabilities	496,633	341,326	491,972
4.22 Deferred tax liabilities	190,434	119,617	75,394
4.23 Provisions	34,729	19,119	17,553
4.24 Retirement benefit obligations	4,828	—	—

4.25 Total non-current liabilities	728,894	480,062	584,919

4.26 Total liabilities	1,854,884	919,648	926,255

4.27 Net assets	2,962,088	1,279,430	1,306,458

Equity
4.28 Capital/contributed equity	2,325,924	811,976	821,938
4.29 Reserves	(39,014)	46,720	30,422
4.30 Retained profits	675,178	420,734	454,098

4.31 Equity attributable to members of the parent entity	2,962,088	1,279,430	1,306,458
4.32 Outside equity interests in controlled entities	—	—	—

4.33 Total equity	2,962,088	1,279,430	1,306,458

SIMS GROUP LIMITED

		Previous
		corresponding
	Current period	period
	30 Jun 08	30 Jun 07
Consolidated statement of cash flows	A$’000	A$’000

Cash flows related to operating activities
5.1 Receipts from customers (inclusive of goods and services tax)	7,361,526	5,683,089

5.2 Payments to suppliers and employees (inclusive of goods and services tax)	(7,009,047)	(5,205,939)

5.3 Dividends received from associates and jointly controlled entities	5,153	—

5.4 Interest received	2,876	2,364

5.5 Interest paid	(34,374)	(30,405)

5.6 Income taxes paid	(144,477)	(135,612)

5.7 Net cash inflows from operating activities	181,657	313,497

Cash flows related to investing activities
5.8 Payment for purchases of property, plant and equipment	(129,691)	(90,503)

5.9 Proceeds from sale of property, plant and equipment	2,022	8,203

5.10 (Payments)/proceeds from sale of controlled entities, equity and other investments and businesses	(58,517)	(158,914)

Payment for purchases of equity investments and businesses	48,496	—

5.11 Net cash outflows from investing activities	(137,690)	(241,214)

Cash flows related to financing activities

5.12 Proceeds from borrowings	936,670	940,339

5.13 Repayment of borrowings	(733,458)	(871,690)

5.15 Proceeds from issues of securities (shares, options, etc)	5,735	1,872

5.16 Dividends paid	(156,589)	(120,026)

5.17 Net financing cash flows	52,358	(49,505)

5.18 Net increase (decrease) in cash held	96,325	22,778

5.19 Cash at beginning of the financial year (see Reconciliation of cash)	38,560	15,800
5.20 Exchange rate adjustments to item 5.18	(1,398)	(18)

5.21 Cash at end of financial year (see Reconciliation of cash - Item 6.3)	133,487	38,560

SIMS GROUP LIMITED
Non-cash financing and investing activities
Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

On 19 October 2007 $9.9m of dividends was satisfied by the issue of 330,581 shares and on 9 April 2008 $8.2m of dividends was satisfied by the issue of 286,836 shares under the Dividend Reinvestment Plan.
On 14 March 2008 Sims Group Limited acquired 100% of the share capital of Metal Management, Inc for $1,491m. The consideration given comprised of 53,473,817 ordinary shares in Sims Group Limited with a fair value of $1,491m and $10.5m of fully vested stock options assumed at fair value.
On 1 September 2007 Sims Group Limited completed the merger of its Southern Californian Metal Recycling assets with those of Adams Steel LLC amounting to an investment of $342.3m.
Reconciliation of cash

		Previous
		corresponding
Reconciliation of cash at the end of the period (as shown	Current period	period
in the consolidated statement of cash flows) to the	30 Jun 08	30 Jun 07
related items in the accounts is as follows:	A$’000	A$’000

6.1 Cash on hand and at bank	112,944	31,404
6.2 Deposits at call	20,543	7,156

6.3 Total cash at end of period (item 5.27)	133,487	38,560

Ratios

		Previous
		corresponding
	Current period	period
	30 Jun 08	30 Jun 07

Profit before tax / revenue
7.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue from ordinary activites (item 1.1).	8.5%	6.4%

Profit after tax / equity interests
7.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	14.6%	18.7%

8 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.
Earnings per security (EPS)

		Previous
		corresponding
	Current period	period
	30 Jun 08	30 Jun 07
	A$’000	A$’000

(a) Basic EPS
Earnings calculated as net profit or loss adjusted to exclude:	433,162	239,352
- any portion attributable to outside equity interest	—	—

	433,162	239,352

Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	141,574,196	124,916,157

(b) Diluted EPS
Basic earnings	433,162	239,352

Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	141,574,196	124,916,157
Weighted average number of potential ordinary shares	1,374,355	704,319

	142,948,551	125,620,476

SIMS GROUP LIMITED
NTA backing

		Previous
		corresponding
	Current period	period
	30 Jun 08	30 Jun 07

9.1 Net tangible asset backing per ordinary security	$8.02	$4.67

Discontinued Operations
10.1

Not applicable

Control gained over entities having material effect

11.1 Name of entity (or group of entities)	Metal Management Inc

11.2 Consolidated operating profit (loss) and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	$87 million

11.3 Date from which such profit has been calculated	14 March 2008

11.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$120 million

SIMS GROUP LIMITED
Loss of control of entities having material effect

12.1 Name of entity (or group of entities)	Not applicable

12.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Not applicable

12.3 Date to which the profit (loss) in item 12.2 has been calculated	Not applicable

12.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period
Not applicable

12.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Not applicable

Dividends

13.1 Date the dividend is payable	27 October 2008

13.2 Registrable transfers received by the Company’s share registrar, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney, NSW, up to 5.00 pm if paper based, or by End of the Day if a proper SCH transfer, on 10 October 2008 will be registered before entitlements to the dividend are determined.

13.3 If it is a final dividend, has it been determined ?	Yes

SIMS GROUP LIMITED
Amount per security

				Amount per
			Franked amount	security of
		Amount per	per security at	foreign sourced
		security	30% tax	dividend

13.4 Final dividend:	Current Year	65.0¢	23%	NIL
	Current Year - special	10.0¢	23%	NIL

13.5	Previous Year	60.0¢	51%	NIL

13.6 Interim dividend:	Current Year	55.0¢	47%	NIL

13.7	Previous Year	60.0¢	57%	NIL

Total dividend per security (interim dividend paid plus final declared dividend)

	Current year	Previous year

13.8 Ordinary securities held by:	130.0¢	120.0¢

13.9 Preference securities	—	—
Final dividend on all securities

Previous
corresponding
	Current period	period
	30 Jun 08	30 Jun 07
	A$’000	A$’000

13.10 Ordinary securities	135,395	75,660

13.11 Preference securities	—	—

13.12 Other equity instruments	—	—

13.13 Total	135,395	75,660

The dividend plans shown below are in operation
The Sims Group Limited Dividend Reinvestment Plan, adopted by the Board of the Company on 2nd February 2006, applies to the final dividend. Shares will be issued at a 2.5% discount to the market. ARD holders will not be able to participate in the DRP, but the Company is reviewing various options to facilitate their participation in the future.

The last date(s) for receipt of election notices for the dividend plans	10 October 2008

Any other disclosures in relation to dividends
Not Applicable

SIMS GROUP LIMITED
Details of aggregate share of profits (losses) of associates
Groups share of associates’ and joint venture entities:

		Previous
		corresponding
	Current period	period
	30 Jun 08	30 Jun 07
	A$’000	A$’000

14.1 Operating profit (loss) from ordinary activities before income tax	64,573	7,030

14.2 Associates share of income tax expense	(4,161)	(2,281)

14.3 Operating profit (loss) from ordinary activities after tax	60,412	4,749

14.4 Jointly controlled entities income tax expense	(19,331)	—

14.5 Net profit (loss)	41,081	4,749

14.6 Adjustments	—	—

14.7 Share of net profit (loss) of associates and joint venture entities	41,081	4,749

Material interests in entities which are not controlled entitie
The economic entity has an interest (that is material to it) in the following entities:

	Percentage of ownership		Contribution to operating
	interest held at end of		profit (loss) and extraordinary
Name of entity	period		items after tax (item 1.4)
		Previous		Previous
		corresponding		corresponding
15.1 Equity accounted	Current period	period	Current period	period
associates and joint	30 Jun 08	30 Jun 07	30 Jun 08	30 Jun 07
venture entities	%	%	A$’000	A$’000

SA Recycling LLC	50.0	0.0	29,833	—
Metal Management Nashville LLC	50.0	0.0	2,197	—
Rondout Iron & Metal LLC	50.0	0.0	188	—
Port Albany Ventures LLC	50.0	0.0	39	—
Richmond Steel Recycling Ltd	50.0	50.0	5,823	2,939
LMS Generation Pty Ltd	50.0	50.0	2,965	1,810
Australian Refined Alloys Pty Ltd	50.0	50.0	—	—
Australian Refined Alloys Sales Pty Ltd	50.0	50.0	—	—
Extruded Metals (New Zealand) Ltd	33.0	33.0	—	—
Sims Pacific Metals Ltd	50.0	50.0	36	—
Consolidated Extrusions Pty Ltd	33.3	33.3	—	—
Consolidated Extrusions (Management) Pty Ltd	33.3	33.3	—	—

15.2 Total			41,081	4,749

15.3 Other material interests

15.4 Total			—	—

SIMS GROUP LIMITED
Issued and quoted securities at end of current period
Category of securities

				Amount paid
			Issue price	up per
	Total number	Number quoted	per security	security

16.1 Ordinary securities
Opening balance for accounting purposes	125,851,663	125,851,663

16.2 Issued during the period

Exercise of performance rights under the Former LTI Plan	52,711	52,711	$0.00	—

Vesting of restricted stock units under the Former LTI Plan	123,431	123,431	$0.00	—
Dividend Reinvestment Plan - Oct 07	330,581	330,581	$29.97	$29.97
Dividend Reinvestment Plan - Apr 08	286,836	286,836	$28.64	$28.64

Shares issued under the employee share plan recognised as issued following repayment of associated employee loans.	15,517	15,517	$14.99	—

Shares issued under the employee share plan recognised as issued following repayment of associated employee loans.	67,142	67,142	$18.73	—
Issued on acquisition of Metal Management Inc	53,217,567	53,217,567	$28.00
Issued on acquisition of Metal Management Inc	256,250	256,250	$0.00
Exercise of options issued under the Sims Group Limited
Transition Incentive Stock Plan (SGLTISP)	123,000	123,000	$23.59
Exercise of options issued under the SGLTISP	61,500	61,500	$16.00
Exercise of options issued under the SGLTISP	30,750	30,750	$11.66

	54,565,285	54,565,285

16.3 Closing balance for accounting purposes	180,416,948	180,416,948

16.4 Ordinary shares issued under the Employee Share Scheme deemed unissued under AIFRS for accounts presentation purposes

Opening balance	191,348	191,348
Employee Shares issued during the period	—	—

Recognised as issued for accounting purposes following repayment of associated employee loans.	(15,517)	(15,517)	$14.99	$14.99

Recognised as issued for accounting purposes following repayment of associated employee loans.	(67,142)	(67,142)	$18.73	$18.73

Closing balance for accounting purposes	108,689	108,689

16.5 Ordinary Shares per share register	180,525,637	180,525,637

SIMS GROUP LIMITED
Segment reporting
Refer Appendix 1
Basis of accounting preparation
17.1	This general purpose financial report for the financial year ended 30 June 2008 has been prepared in accordance with Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The accounting policies adopted are in accordance with Australian International Financial Reporting Standards. Comparative information has been reclassified where necessary to ensure comparability with the current period.

17.2	Material factors affecting the revenues and expenses of the economic entity for the current period.

Refer press release to ASX announcing financial year results
17.3	A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None
17.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Based on current projections it is anticipated that dividends that may be paid next year will be partly and not fully franked.
17.5	Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report

Refer Appendix 2
17.6	Revisions in estimates of amounts reported in previous interim periods.

None
17.7	Changes in contingent liabilities or assets.

None
17.8	Events occurring after balance date

SIMS GROUP LIMITED
Annual meeting
The annual meeting will be held as follows:

Place	Hotel Inter-Continental 117 Macquarie Street, Sydney

Date	Friday 21 November 2008

Time	11.00 am

Approximate date the annual report will be available	21 October 2008

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

	Identify other standards used	Not applicable

2	This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts to which one of the following applies.

	☑	The accounts have been audited. The audit report which is unqualified will be made available with the Company’s financial report.	☐	The accounts have been subject to review.

	☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have not yet been audited or reviewed.

5	The entity has a formally constituted audit committee.

Sign here:	(Company Secretary)	Date: 29 August 2008
Print name:	Frank Moratti

Appendix 1
SIMS GROUP LIMITED
OPERATING SEGMENTS

				Inter-segment
	North			eliminations/
	America	Australasia	Europe	unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
	2008

Sales to external customers	4,607,898	1,745,109	1,312,584	—	7,665,591
Inter-segment sales	—	400	—	(400)	—

Total sales revenue	4,607,898	1,745,509	1,312,584	(400)	7,665,591
Other revenue / income	2,293	1,182	1,470	—	4,945

Total segment revenue / income	4,610,191	1,746,691	1,314,054	(400)	7,670,536

Share of pre-tax profits of associates	60,271	4,302			64,573

Segment EBITDA	466,096	195,232	116,557		777,885
Depreciation and amortisation expense	54,516	17,116	22,925		94,557

Segment EBIT	411,580	178,116	93,632		683,328
Interest income					2,876
Finance costs					(34,374)

Profit before income tax					651,830

Segment and Total Assets	3,435,660	685,798	695,514		4,816,972
Segment and Total Liabilities	1,056,584	266,382	531,918		1,854,884

Net Assets	2,379,076	419,416	163,596		2,962,088

Acquisitions of property, plant and equipment	59,987	32,588	37,115		129,690

Acquisition of goodwill and intangibles	995,996	17,630	24,315		1,037,941

Other non-cash expenses	11,843	23,765	2,132		37,740

	2007

Sales to external customers	2,938,246	1,465,383	1,144,891	—	5,548,520
Inter-segment sales	—	894	—	(894)	—

Total sales revenue	2,938,246	1,466,277	1,144,891	(894)	5,548,520
Other revenue / income	512	435	1,430	—	2,377

Total segment revenue / income	2,938,758	1,466,712	1,146,321	(894)	5,550,897

Share of pre-tax profits of associates	4,446	2,584	—	—	7,030

Segment EBITDA	204,326	167,721	87,336	—	459,383
Depreciation and amortisation expense	40,676	14,100	20,401	—	75,177

Segment EBIT	163,650	153,621	66,935	—	384,206
Interest income					2,364
Finance costs					(30,405)

Profit before income tax					356,165

Segment and Total Assets	1,167,673	514,759	516,646	—	2,199,078
Segment and Total Liabilities	363,976	177,416	378,256	—	919,648

Net Assets	803,697	674,686	138,390	—	1,279,430

Acquisitions of property, plant and equipment	42,684	25,019	22,800	—	90,503

Acquisition of goodwill and intangibles	52,698	4,744	41,798	—	99,240

Other non-cash expenses	(216)	5,436	7,169	—	12,389

Appendix 2
SIMS GROUP LIMITED
Effect of Correction of Error on the Financial Statements
As part of the process of preparing for the merger with Metal Management Inc and during the course of the current year audit of the company’s financial statements, two errors were revealed that required adjustments to the made to its accounts. Both these adjustments, which related to prior periods and were of a non-cash nature, were made in the financial statements, as appropriate, in the relevant comparative years presented therein.
The first of the two adjustments related to the recognition of amortisable intangible assets including supplier relationships that had not been previously recognised in past business combinations. This adjustment impacted prior period Income Statements and Balance Sheets. The second related to the recognition of deferred tax liabilities on land revaluations not previously recorded in respect of certain US subsidiaries and impacted prior period Balance Sheets and Statements of Recognised Income and Expenses. Applying the principles of AASB 108 Accounting Policies, Changes in Accounting Policies Estimates and Errors the Group determined these items to be material to the consolidated financial statements and therefore fully quantified and adjusted for these prior to the finalisation of the financial statements.
The Group is improving its control systems to minimise the risk of a recurrence of such errors. The Group may make further disclosure regarding these matters, in its Form 20F expected to be lodged with the US Securities and Exchange Commission prior to 31 December 2008.
The effect of the correction of the errors on the Statements of Recognised Income and Expense is as follows:

	Consolidated
	2008	2007	2006
	$’000	$’000	$’000
Effect of correction of error

Total equity at the beginning of the financial year	1,324,652	1,196,785	517,001

Recognition of deferred tax on US subsidiaries land revaluations	(20,723)	(1,921)	—
Recognition of intangible asset amortisation *	(24,499)	(11,666)	—

Restated total equity at the beginning of the financial year	1,279,430	1,183,198	517,001

Profit as reported in the 2007 financial report	—	254,375	196,646

Recognition of deferred tax on US subsidiaries land revaluations	—	—	—
Recognition of intangible asset amortisation *	—	(15,023)	(10,277)

Restated profit	—	239,352	186,369

Effect of correction on earnings per share:
The above correction to 2007 and 2006 profits reduced earnings per share by 12.0 cents and 9.1 cents to 191.6 cents and 165.1 cents respectively, and reduced diluted earnings per share by 12.0 cents and 9.1 cents to 190.5 cents and 164.6 cents respectively.

*	This item is consistent with that previously reported by the Group in its 31 December 2007 Half Year Report.